Exhibit 12.1

Statement re Computation of Ratios
German American Bancorp, Inc.
Ratios of Earnings to Fixed Charges through March 31, 2011

	Three Months Ended March 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006

Ratio of earnings to fixed charges:

Excluding interest on deposits	6.67	4.75	3.79	4.19	3.10	3.32

Including interest on deposits	2.34	2.22	1.84	1.68	1.40	1.52

Earnings:

Consolidated Income	$4,645	$13,405	$12,218	$12,803	$9,405	$10,221
Income Taxes	1,306	5,623	4,013	5,638	4,102	3,984
Income Before Taxes	5,951	19,028	16,231	18,441	13,507	14,205

Fixed Charges including deposit interest:

Interest Expense - Non-deposits	1,019	4,961	5,728	5,696	6,357	6,069
Interest Expense - Deposits	3,393	10,561	13,495	21,212	27,289	21,329
Estimated Interest Component of Rent	30	110	89	82	79	42
	4,442	15,632	19,312	26,990	33,725	27,440

Fixed Charges excluding deposit interest:

Interest Expense - Non-deposits	1,019	4,961	5,728	5,696	6,357	6,069
Estimated Interest Component of Rent	30	110	89	82	79	42
	1,049	5,071	5,817	5,778	6,436	6,111

Estimated Interest Component of Rent:

Lease Payments	$89	$329	$268	$245	$237	$125
Industry Standard - use 1/3 of actual cost for interest	30	110	89	82	79	42